UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:




Name: *


SIRENA RENEE POOLE Inc
DBA SIRENA R PERMENTER




Address of Principal Business Office (No. & Street, City, State, Zip Code):

          928 West Lycoming Street, Philadelphia, PA 19140


Telephone Number (including area code):


302 593 5163





Name and address of agent for service of process:

Civilian(s)/Merchant Resident(s): Sirena Permenter, President and CEO:
Department of Health, Board of Directors: PA Registrar file No -087769-1968 C T CORPORATION SYSTEM, C/O dba SIRENA RENEE PERMENTER, Inc.
600 North 2nd Street, Suite 401, Harrisburg, Pennsylvania 17101

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: 5(b)(1), 2(a)(13), 2(a)(36), 2(a)(38), 2(a)(40),
2(a)(42), 2(a)(41), 3(a), 4(2). YES [x ]* * NO [ ]

		An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. 3507.









*	See footnote 1 to Item 1.
**	See Instructions 4(b) and 4(f).



SEC 1102 (12-01)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 2	The term "investment adviser" of an investment company is defined in
Section 2(a)(20) of the Act. It should be noted that under this definition any person who pursuant to contract "regularly performs substantially all of the duties" undertaken by an investment adviser to an investment company is also deemed to be an investment adviser to the investment company.
Thus, if registrant has a sub-adviser, the name and address of each such sub-adviser should be included in the response to this item.
 3	The response to this item should include the full names, not initials, of all officers and directors, and, if all positions on the board are not filled, the number of vacancies should be indicated. Registrant's attention is also directed to Sections 10(a), 10(b), 10(c) and 10(d) of the Act regarding the makeup of the board of directors.


SIGNATURES

1.	Form of signature if registrant is an investment company having a board of directors:

     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Philadelphia and state of Pennsylvania on the 17th day of September 2018.


[SEAL]	Signature  /s/ SIRENA  RENEE  POOLE  INC.
    (Name of Registrant)

           BY /s/ Permenter, Sirena, President/CEO
(Name of director, trustee or officer signing on behalf of Registrant)

Attest:	 /s/ Janay Lee Johnson
(Name)

			Secretary
(Title)

2.	Form of signature if registrant is an unincorporated investment
	company not having a board of directors.

     Pursuant to the requirements of the Investment Company Act
of 1940 the 		(sponsor, trustee, or custodian)
 	of the registrant has caused this notification
of registration to be duly signed on behalf of the registrant in the
city of     		and state of 	on the  	day of 	20 .



[SEAL]	Signature
(Name of Registrant)

BY
(Name of sponsor, trustee or custodian)

BY
(Name of officer of sponsor, trustee or custodian)

Attest:
(Name)


(Title)	(Title)